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SECURITI ... ON

10028666

ANNU... REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda LeGaye — 713-977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas, P.C.
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 2400	Houston	Texas	77057
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Melinda LeGaye ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31 ______, 20 09 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

D. BLATTEL
Notary Public, State of Texas
My Commission Expires
May 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY SECURITIES, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2009

MOODY SECURITIES, LLC

December 31, 2009

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Moody Securities, LLC

We have audited the accompanying statement of financial condition of Moody Securities, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

March 25, 2010

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	180,607
Prepaid expenses		60,023
Total assets	$	240,630

Liabilities and Member's Equity

Accounts payable	$	5,356
Accrued liabilities		24,428
Total liabilities		29,784
Commitments and contingencies		-
Member's equity		210,846
Total member's equity		210,846
Total liabilities and member's equity	$	240,630

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2009

Revenues	$ -
Expenses	
General and administrative	130,006
Management fees	55,000
Registration and filing fees	43,952
Legal and professional fees	149,759
Payroll and related expenses	1,013,408
Total operating expenses	1,392,125
Loss before provision for income taxes	(1,392,125)
Provision for income taxes	850
Net loss	$ (1,392,975)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2009

	Total Member's Equity
Balance at December 31, 2008	$ 200,404
Member cash contributions	1,394,623
Expenses contributed by member	8,794
Net loss	(1,392,975)
Balance at December 31, 2009	$ 210,846

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (1,392,975)
Adjustments to reconcile net loss to net cash used in operating activities	
Expenses contributed by member	8,794
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(60,023)
Increase in accounts payable	5,356
Increase in accrued liabilities	24,428
Net cash used in operating activities	(1,414,420)
Cash flows from financing activities	
Member cash contributions	1,394,623
Net cash provided by financing activities	1,394,623
Net decrease in cash and cash equivalents	(19,797)
Cash and cash equivalents - beginning of year	200,404
Cash and cash equivalents - end of year	$ 180,607
Supplemental cash flows information:	
Cash paid for taxes	$ 850
Non-cash investing and financing transactions:	
Expenses contributed by member	$ 8,794

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2009

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence may be dependent on receiving continued support from its member.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes; thus, no Federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return. The Company is subject to income taxes in the State of California, and the provision for income taxes reflected in these statements is for state income taxes only for the year ended December 31, 2009.

Revenue recognition policy

The Company will recognize revenue from commissions generated from facilitating the placement of equity and debt instruments and from providing financial services as earned. For the year ended December 31, 2009, no revenue has been recorded by the Company.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The carrying values of cash and accounts payable approximate fair value.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2009

Note 1 - General Information and Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

In January, 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. During the year ended December 31, 2009, the Company paid approximately $55,000 in management fees to this affiliate.

In April 2008, the Company entered into two sublease agreements with an affiliate to lease office space in Houston, Texas for $750 per month, and Irvine, California for $1,000 per month. The agreements expire in April 2013. Total rent expense related to these two agreements for the year ended December 31, 2009, was $19,250, respectively.

Note 3 - Consulting Agreement

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's corporate hourly rates. Consulting fees paid to MGL were approximately $153,000 for the year ended December 31, 2009.

Note 4 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2009, the Company's net capital, as defined, of $150,823 exceeded the required minimum by $145,823 and its ratio of aggregate indebtedness to net capital was 0.198 to 1.0.

Note 5 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2009.

Note 6 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

Note 7 - Subsequent Events

Management has evaluated subsequent events as of March 25, 2010, and has determined that there are no subsequent events to be reported.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I
NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR
MOODY SECURITIES, LLC

Year Ended December 31, 2009

Net capital requirement, the greater of:			$	5,000
1/8 of Aggregate Indebtedness	$	3,723		
Minimum Dollar Requirement	$	5,000		
Net capital				150,823
Excess (Deficiency) Net Capital:			$	145,823
Aggregate indebtedness			$	29,784
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	147,845
Ratio of aggregate indebtedness to net capital				19.75%
Ratio of subordinated indebtedness to debt/equity total				N/A

Total assets		$	240,630
Less - total liabilities			29,784
Net worth			210,846
Deductions from and/or charges to net worth			
Total non-allowable assets	60,023		
Other deductions or charges	-		
Total deductions from net worth			60,023
Net capital before haircuts on securities positions			150,823
Haircuts on securities	-		
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital		$	150,823
Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2009:			
Net capital, as reported in the Company's Part II (unaudited) Focus Report		$	174,076
Audit adjustments			(23,253)
Net capital, per above		$	150,823

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Moody Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Moody Securities, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and reconciliation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

March 25, 2010